BlackRock Multi-Sector Opportunities Trust

100 Bellevue Parkway

Wilmington, DE 19809

February 22, 2018

VIA EDGAR

John Grzeskiewicz

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Multi-Sector Opportunities Trust
(File Nos. 333-220294 and 811-23285)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Multi-Sector Opportunities Trust (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:45 pm, Washington, D.C. time, on Thursday, February 22, 2018, or as soon thereafter as reasonably practicable.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLACKROCK MULTI-SECTOR OPPORTUNITIES TRUST

By:	/s/ Janey Ahn
Name:	Janey Ahn
Title:	Secretary

BlackRock Investments, LLC

100 Bellevue Parkway

Wilmington, DE 19809

February 22, 2018

John Grzeskiewicz

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BlackRock Multi-Sector Opportunities Trust
(File Nos. 333-220294 and 811-23285)

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Investments, LLC, as distributor, hereby joins the registrant, BlackRock Multi-Sector Opportunities Trust (the “Trust”), in requesting acceleration of the effective date of the Trust’s Registration Statement on Form N-2 (File Nos. 333-220294 and 811-23285), as amended by Pre-Effective Amendments No. 1 through 4 thereto (the “Registration Statement”), so that it may become effective at 4:45 p.m., Eastern time, on February 22, 2018 or as soon as practical thereafter.

Sincerely

BLACKROCK INVESTMENTS, LLC

By:	/s/ Jonathan Diorio
Name:	Jonathan Diorio
Title:	Managing Director